UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number: _________
CUSIP Number:  _________

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period Ended:     September 28, 2008

☐     Transition Report on Form 10-K                                                   ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                    ☐     Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:
Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant               Chesapeake Corporation
Former Name if Applicable
Address of Principal Executive Office (Street and Number)             1021 East Cary Street
City, State and Zip Code              Richmond, Virginia  23219

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Chesapeake Corporation (the “Company”) will be unable to file its Quarterly Report on Form 10-Q for the period ending September 28, 2008 within the prescribed time period without unreasonable effort or expense.  The subject Quarterly Report on Form 10-Q will be filed as soon as practicable and, in any event, no later than the fifth calendar date following the prescribed date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

             Joel K. Mostrom                    (804) 697-1000

(Name) (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).	☒Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
☒Yes ☐ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a loss from continuing operations for the third quarter of 2008 of $6.1 million, or $0.31 per share, compared to income from continuing operations of  $4.8 million, or $0.25 per share, for the third quarter of 2007.  The decrease in operating results was largely due to decreased sales volumes, competitive pricing and rising energy and related costs.

In addition, during the third quarter of 2008 the Company continues to explore financial restructuring alternatives that the Company expects would, if successfully implemented, address our short and long-term financing, capital structure and operational needs.  There can be no guarantee that any restructuring or refinancing plan will be successfully implemented.  Failure to successfully implement a restructuring or refinancing plan or otherwise address our liquidity issues would have a material adverse effect on our business, results of operations and financial position and would raise substantial doubt about our ability to continue as a going concern.

Chesapeake Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : November 7, 2008                                                                           By:  /s/  Andrew J. Kohut
                    Andrew J. Kohut
                    President & Chief Executive Officer